UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __1_)*
Global Fiber Technologies Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
74060M103
(CUSIP Number)
June 20, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[x]  Rule 13d-1(d)



SCHEDULE 13G
CUSIP No.
74060M103

1
Names of Reporting Persons

Richard Zygmunt
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  101,000,000

6
  Shared Voting Power


  N/A

7
  Sole Dispositive Power


  101,000,000

8
  Shared Dispositive Power


  N/A
9
Aggregate Amount Beneficially Owned by Each Reporting Person

101,000,000
10
Check box if the aggregate amount in row (9) excludes certain shares See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.9%
12
Type of Reporting Person (See Instructions)

Individual


Item 1.
(a)	Name of Issuer: Global Fiber Technologies Inc.
(b)	Address of Issuers Principal Executive Offices:
               50 Division Street Suite 501 Somerset, NJ 08876
Item 2.
(a) Name of Person Filing:  Richard Zygmunt
(b) Address of Principal Business Office or, if None, Residence:
9 Gates Place Wayne, Nj 07470

(c) Citizenship:	United States Citizen
(d) Title and Class of Securities: Common Shares
(e) CUSIP No.:	74060M103
Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
 or 240.13d-2(b)
or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 o
f the Investment
 Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
 Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
 Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition
 of an investment company under section 3(c)(14) of the Investment
 Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J),
 please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 101,000,000
 (b)	Percent of Class:  6.9%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 101,000,000
(ii) Shared power to vote or to direct the vote:   N/A
(iii) Sole power to dispose or to direct the disposition of: 101,000,000
(iv) Shared power to dispose or to direct the disposition of:   N/A
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that
 as of the date hereof the reporting person has ceased to
 be the beneficial owner of more than five percent of the
 class of securities, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of
 Another Person.  N/A
Item 7.	Identification and classification of the subsidiary
which acquired
 the security being reported on by the parent holding company or control person. N/A
Item 8.	Identification and classification of members of the group.  N/A
Item 9.	Notice of Dissolution of Group.  N/A
Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 23, 2022
/s/ Signature  Richard Zygmunt
Name/Title  Richard Zygmunt